Prospectus Supplement No. 1 (to Prospectus dated October 7, 2022)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-267537

Cipher Mining Inc.

$500,000,000

Common Stock

Preferred Stock

Warrants

Units

23,223,222 Shares of Common Stock Offered by Selling Securityholders

8,613,978 Shares of Common Stock Underlying Warrants

85,500 Warrants to Purchase Shares of Common Stock

This prospectus supplement updates, amends and supplements the prospectus dated October 7, 2022 (the “Prospectus”), which forms a part of our Registration Statement on Form S-3, as amended (Registration No. 333-267537). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus. This prospectus supplement is being filed to supplement, modify or supersede certain information contained in the Prospectus. Any statement in the Prospectus that is modified or superseded is not deemed to constitute a part of the Prospectus, except as modified or superseded by this prospectus supplement. Except to the extent that the information in this prospectus supplement modifies or supersedes the information contained in the Prospectus, this prospectus supplement should be read, and will be delivered, with the Prospectus. This prospectus supplement is not complete without, and may not be utilized except in connection with, the Prospectus.

Our common stock and public warrants are listed on The Nasdaq Global Select Market (“Nasdaq”) under the symbols “CIFR” and “CIFRW,” respectively. On December 16, 2022, the last reported sales price of our common stock was $0.60 per share and the last reported sales price of our public warrants was $0.06 per warrant.

We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements. Investing in our securities involves risks. See the section entitled “Risk Factors” beginning on page 7 of the Prospectus and under similar headings in any further amendments or supplements to the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 19, 2022.

ABOUT THIS PROSPECTUS SUPPLEMENT

We are filing this prospectus supplement to amend and update the “Selling Securityholders” table and the applicable footnotes of the Prospectus to reflect (i) a transfer of shares of common stock, par value $0.001 per share (“common stock”), from Bitfury Holding B.V. to Bitfury Top HoldCo B.V., both of which are Selling Securityholders previously identified in the Prospectus, and (ii) a transfer of shares of common stock from Peridian Fund, L.P., one of the Selling Securityholders previously identified in the Prospectus, to the additional Selling Securityholders named herein (the “Transferees”). This prospectus supplement is not increasing the number of shares being offered under the Prospectus, but only reflecting the transfers of shares of common stock previously registered and providing certain information about the Transferees and the securities they may offer pursuant to the Prospectus. The information set forth below has been provided by or on behalf of the Selling Securityholders listed below as of December 16, 2022.

SELLING SECURITYHOLDERS

The information in the table that appears under the caption “Selling Securityholders” on pages 25 through 29 of the Prospectus is modified by (i) decreasing the number of shares of common stock beneficially owned by Bitfury Holding B.V., (ii) increasing the number of shares of common stock beneficially owned by Bitfury Top HoldCo B.V., (iii) removing Peridian Fund., L.P. as a Selling Securityholder, and (iv) adding Nautilus Master Fund, L.P. and New Holland Tactical Alpha Fund LP as Selling Securityholders.

	Shares of Common Stock
Name of Selling Securityholder	Number Beneficially Owned Prior to the Offering	%(*)		Number Being Registered Hereby(**)	Number Beneficially Owned After the Offering	%(*)
Bitfury Holding B.V.(1)	4,821,560	1.9%		4,821,560	—	—
Bitfury Top HoldCo B.V.(2)	11,178,440	4.5%		11,178,440	—	—
Transferees of Peridian Fund, L.P.
Nautilus Master Fund, L.P.(26)	38,779	**	*	38,779	—	—
New Holland Tactical Alpha Fund LP(27)	88,253	**	*	88,253	—	—

(*)

The amounts set forth in this column are the number of shares of common stock that may be offered by such Selling Securityholder using this prospectus. These amounts do not represent any other shares of our common stock that the Selling Securityholder may own beneficially or otherwise.

(**)	The percentage of shares to be beneficially owned after completion of the offering is calculated on the basis of 247,551,957 shares of common stock outstanding as of December 13, 2022.
(***)	Represents less than 1%.
(1)

Bitfury Top HoldCo B.V. (“Bitfury Top HoldCo”) is the sole owner of Bitfury Holding B.V. (“Bitfury Holding”). As a result, Bitfury Top HoldCo may be deemed to share beneficial ownership the shares of common stock held by Bitfury Holding. Valerijs Vavilovs is the sole owner of V3 Holding Limited (“V3”), which is the majority owner of Bitfury Group Limited (“BGL”). BGL is the sole owner of Bitfury Top HoldCo. As a result of the foregoing relationships, each of Mr. Vavilovs, V3 and BGL may be deemed to share beneficial ownership of the common stock beneficially owned by Bitfury Top HoldCo. The business address of Bitfury Top HoldCo, Bitfury Holding and Mr. Vavilovs is Strawinskylaan 3051, 1077ZX Amsterdam, the Netherlands, the business address of V3 is 4th Floor Harbour Place, 103 South Church Street, PO Box 10240, George Town, Grand Cayman KY1-1002, Cayman Islands, BS1 6EG, the business address of BGL is 6th Floor One London Wall, London, United Kingdom EC2Y 5EB.

(2)

Bitfury Group Limited (“BGL”) is the sole owner of Bitfury Top HoldCo. The majority owner of BGL is V3 Holding Limited (“V3”), whose sole owner is Valerijs Vavilovs. As a result of the foregoing relationships, each of Mr. Vavilovs, V3 and BGL may be deemed to share beneficial ownership of the common stock beneficially owned by Bitfury Top HoldCo. The business address of Bitfury Top HoldCo, Bitfury Holding and Mr. Vavilovs is Strawinskylaan 3051, 1077ZX Amsterdam, the Netherlands, the business address of V3 is 4th Floor Harbour Place, 103 South Church Street, PO Box 10240, George Town, Grand Cayman KY1-1002, Cayman Islands, BS1 6EG, the business address of BGL is 6th Floor One London Wall, London, United Kingdom EC2Y 5EB.

(26)

Voting and investment power over the 38,779 Shares of Common Stock held by Nautilus Master Fund, L.P. (“Nautilus”) resides with its investment manager, Periscope Capital Inc. Jamie Wise is the Chief Executive Officer of Periscope Capital inc. and may be deemed to be the beneficial owner of the interests held by Nautilus. Jamie Wise and Periscope Capital inc., however, disclaim any beneficial ownership of the interests held by Nautilus. The address of the foregoing individual and entity is c/o 333 Bay Street, Suite 1240, Toronto, ON, M5H 2R2.

(27)

Voting and investment power over the 88,253 Shares of Common Stock held by New Holland Tactical Alpha Fund LP (“TAF”) resides with its trading advisor, Periscope Capital Inc. Jamie Wise is the Chief Executive Officer of Periscope Capital inc. and may be deemed to be the beneficial owner of the interests held by TAF. Jamie Wise and Periscope Capital inc., however, disclaim any beneficial ownership of the interests held by TAF. The address of the foregoing individual and entity is c/o 333 Bay Street, Suite 1240, Toronto, ON, M5H 2R2.